Filed Pursuant to Rule 433

Registration No: 333-134553

FX Basket-Linked Note

“Asian Basket”

Final Terms and Conditions

April 30, 2008
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in the Indonesian Rupiah (IDR), Indian Rupee (INR), Hong Kong Dollar (HKD), Singapore Dollar (SGD) and Malaysian Ringgit (MYR) (collectively, the Reference Currencies) relative to the U.S. dollar (USD) .  If, as of the Valuation Date, the Basket Return is greater than zero (that is, if the Reference Currencies have in aggregate appreciated relative to the USD on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of 390% (the Participation) and the Basket Return.  If the Basket Return on the Valuation Date is less than or equal to zero (that is, if the Reference Currencies have in aggregate depreciated or not appreciated relative to the USD on the Valuation Date), then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc.
Ratings	(A1, A+, AA–)[1]
Issue Size

USD 2,050,000 (re-opening to become fungible with the outstanding USD 1,025,000 FX Basket Linked Notes, due April 21, 2010, issued on April 21, 2008, so that the aggregate principal amount outstanding after these notes are issued will be USD 3,075,000).

Issue Price	100%
Principal Protection	100% at the Maturity Date
Re-Opening Trade Date	April 30, 2008
Original Trade Date	April 16, 2008
Issue Date	May 2, 2008
Valuation Date	April 16, 2010; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed

1 Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA– by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

(as described in “Disruption Events” below).
Maturity Date	April 21, 2010
Reference Currencies	Indonesian Rupiah (IDR), Indian Rupee (INR), Hong Kong Dollar (HKD), Singapore Dollar (SGD) and Malaysian Ringgit (MYR)
Reference Exchange Rates	For each Reference Currency, the spot exchange rate for that Reference Currency quoted against the U.S. dollar expressed as number of units of the Reference Currency per one USD.
Participation	390%
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:

Participation * Basket Return

provided that the minimum Additional Amount payable on the notes shall be zero.
Basket Return	The sum of the Weighted Currency Returns for the Reference Currencies
Weighted Currency Returns	For each Reference Currency:

	Weighting * {	Initial Reference Currency Rate • Settlement Rate	}
Initial Reference Currency Rate

Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:

	Reference Currency	Weighting	Initial Reference Currency Rate
	HKD	20%	7.7942
	IDR	20%	9208
	INR	20%	39.96
	MYR	20%	3.1631
	SGD	20%	1.3567

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Original Trade Date in accordance with the applicable Settlement Rate Option.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).
Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:

	Reference Currency	Screen Reference	Valuation Business Day
	HKD*	USDHKDFIXM=WM	London
	IDR	ABSIRFIX01	Singapore
	INR	RBIB	Mumbai
	MYR	ABSIRFIX01	Singapore
	SGD	ABSIRFIX01	Singapore

*

In respect of HKD, the HKD/USD spot exchange rate, expressed as the amount of HKD per one USD, as published by the WM Company and appearing immediately under the caption “Bid/Ask” on Reuters page USDHKDFIXM=WM at approximately 4:00 p.m., London time, on the relevant date.

For further information concerning the Settlement Rate Option and Valuation Business Day (other than for HKD), see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York
Business Day Convention	Following
Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

	•	for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•

for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction, or (y) the conversion of SGD and HKD into USD through customary legal channels;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US5252M0EL78
CUSIP: 525M0EL78
Settlement System	DTC

Denominations	USD 1,000 and integral multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public(1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$12.00	$988.00
	Total	$2,050,000	$24,600	$2,025,400

	(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

	(2)

Lehman Brothers Inc. will receive commissions of $12.00 per $1,000 principal amount, or of 1.2%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

	(3)

The notes will be issued in an aggregate principal amount of $2,050,000 and will be a further issuance of, and will form a single tranche with, the $1,025,000 aggregate principal amount of Medium-Term Notes, Series I, due April 21, 2010 that Lehman Brothers Holdings Inc. issued on April 21, 2008. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and are expected to settle on May 2, 2008. The notes will trade interchangeably with the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $3,075,000.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending April 10, 2005 through the week ending April 13, 2008 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar.  The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following charts show the hypothetical Basket Return at the end of each week in the period from the week ending April 10, 2005 through the week ending April 13, 2008 and the Original Trade Date based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 on the Original Trade Date based upon the Initial Reference Currency Rates.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note show scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on the Participation of 390% and the Initial Reference Currency Rates for the Reference Currencies (each of which was determined on the Original Trade Date), as well as hypothetical values for the Settlement Rates (which will be determined on the Valuation Date) and the resulting Basket Return.

The Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: HKD, IDR, INR, MYR and SGD each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of 0.0777 (7.77%).  The Additional Amount is therefore equal to 30.303%, and the Redemption Amount is equal to 130.303%, times the principal amount of the notes.

Because the Basket Return is 0.0777, the Redemption Amount payable at maturity is equal to $1,303.03 per $1,000 note (reflecting an Additional Amount of $303.03 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 390% * 0.0777) = $1,303.03

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Original Trade Date)	Weighting	Settlement Rate (on Valuation Date)	Weighted Currency Return
HKD	7.7942	20%	7.2374	0.0143
IDR	9208	20%	8450	0.0165
INR	39.96	20%	35.59	0.0219
MYR	3.1631	20%	3.0033	0.0101
SGD	1.3567	20%	1.2557	0.0149
	Basket Return = Sum of Weighted Currency Returns =			0.0777

Example 2: HKD, IDR, INR, MYR and SGD each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of –0.0615 (–6.15%), which is less than zero.  The Additional Amount is therefore 0%, and the Redemption Amount is equal to the product of 100%, times the principal amount of the notes.

Because the Basket Return is –0.0615, which is less than zero, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Original Trade Date)	Weighting	Settlement Rate (on Valuation Date)	Weighted Currency Return
HKD	7.7942	20%	8.1089	–0.0081
IDR	9208	20%	9378	–0.0037
INR	39.96	20%	42.23	–0.0114
MYR	3.1631	20%	3.4474	–0.0180
SGD	1.3567	20%	1.4944	–0.0203
	Basket Return = Sum of Weighted Currency Returns =			–0.0615

Example 3: HKD and IDR each appreciate relative to their Initial Reference Currency Rates while INR, MYR and SGD each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of 0.0099 (0.99%).  The Additional Amount is therefore equal to 3.861%, and the Redemption Amount is equal to 103.861%, times the principal amount of the notes.

Because the Basket Return is 0.0099, the Redemption Amount payable at maturity is equal to $1,038.61 per $1,000 note (reflecting an Additional Amount of $38.61 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 390% * 0.0099) = $1,038.61

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Original Trade Date)	Weighting	Settlement Rate (on Valuation Date)	Weighted Currency Return
HKD	7.7942	20%	6.9883	0.0207
IDR	9208	20%	8413	0.0173
INR	39.96	20%	40.95	–0.0050
MYR	3.1631	20%	3.3132	–0.0095
SGD	1.3567	20%	1.4489	–0.0136
	Basket Return = Sum of Weighted Currency Returns =			0.0099

Example 4: HKD, INR and SGD each depreciate relative to their Initial Reference Currency Rates while IDR and MYR each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of –00.0317 (–3.17%).  The Additional Amount is therefore equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

Because the Basket Return is –0.0317, which is less than zero, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Original Trade Date)	Weighting	Settlement Rate (on Valuation Date)	Weighted Currency Return
HKD	7.7942	20%	8.8949	–0.0282
IDR	9208	20%	8891	0.0069
INR	39.96	20%	46.11	–0.0308
MYR	3.1631	20%	2.6902	0.0299
SGD	1.3567	20%	1.4213	–0.0095
	Basket Return = Sum of Weighted Currency Returns =			–0.0317